January 6, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

CNL Retirement Properties, Inc.

Form 10-K for the fiscal year ended December 31, 2004

Filed March 10, 2005

File No. 000-32607

Ladies and Gentlemen:

We are in receipt of the letter from the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”), dated December 20, 2005 to Mr. Clark Hettinga, of CNL Retirement Properties, Inc. (the “Company” or “we”).

The Company’s responses to the staff’s comments are set forth below.  For your convenience, we have included the staff’s comments herein and keyed our responses accordingly.

Form 10-K for the year ended December 31, 2004

1.

We have considered your response to comment 1 and note that you track underlying operations of facilities on a property by property basis to evaluate performance and make decisions on the allocation of resources.  Tell us your basis for aggregating the individual properties into a single segment under paragraph 17 of SFAS 131.

Response:

We believe that we may have created confusion by the last sentence in our original response, dated October 6, 2005, to the staff’s comment 1, when we stated: “Management also tracks the underlying operations of facilities on a property by property basis to evaluate each property’s performance and make decisions on the allocation of the Company’s resources.”  The management to which we referred in that statement was not the Company’s chief operating decision making committee, but was lower level management personnel.  The chief operating decision making committee does not regularly review operating results of each property; rather, they review the operations of specific properties when identified by lower level management as experiencing performance issues.  As such, our individual real estate properties do not meet the definition of operating segments as described in paragraph 10.b. of SFAS 131.

We supplementally advise the staff that because the individual real estate properties do not meet the definition of operating segments, we respectfully believe that the aggregation criteria described in paragraph 17 of SFAS 131 would not apply to our operations.

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After you have had the opportunity to review the attached, please do not hesitate to contact me at (407) 835-3208 with any questions or further comments you might have.

Sincerely,

/s/ Clark Hettinga
Clark Hettinga
SVP & Chief Financial Officer